# RENTBERRY, INC.

### Consolidated financial statement for the period ended

## DECEMBER 31, 2019 and 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



**Belle Business Services**
*Certified Public Accountants*

**Independent Accountant's Review Report**

To the Board of Directors
Rentberry, Inc.
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Rentberry, Inc. which comprise of the consolidated balance sheets as of December 31, 2019 and 2018, and the related condolidated statements of operations, consolidated statements of retained earnings and consolidated statements of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

### *Management's Responsibility for the Consolidated Financial Statements*
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

### *Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### *Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Belle Business Services, LLC*

Belle Business Services, LLC
April 27, 2020

**RENTBERRY, INC.**
**CONSOLIDATED BALANCE SHEETS**
**DECEMBER 31, 2019 AND 2018**

**ASSETS**

| | 2019 | 2018 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 3,006,637 | $ 3,113,000 |
| Accounts receivable, net | 890,280 | - |
| Deferred expenses | - | 625,085 |
| Investment in subsidiary | - | 2,642 |
| Prepaid expenses and other current assets | 47,333 | 4,665 |
| TOTAL CURRENT ASSETS | 3,944,250 | 3,745,392 |
| **OTHER ASSETS** | | |
| Intangible assets, net | 113,436 | 76,115 |
| Deposits | 26,666 | 26,666 |
| | 140,102 | 102,781 |
| **TOTAL ASSETS** | $ 4,084,352 | $ 3,848,173 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | 2019 | 2018 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 412,000 | $ - |
| Deferred revenue | | 3,438,974 |
| Convertible note - current portion | - | 3,565,000 |
| Accrued interest | - | 270,240 |
| TOTAL CURRENT LIABILITIES | 412,000 | 7,274,214 |
| **TOTAL LIABILITIES** | 412,000 | 7,274,214 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock (see note 6) | 18,287 | 9,000 |
| Retained earnings | 3,654,065 | (3,435,041) |
| TOTAL SHAREHOLDERS' EQUITY | 3,672,352 | (3,426,041) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 4,084,352 | $ 3,848,173 |

See independent accountant's review report and accompanying notes to financial statements.

**RENTBERRY, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**DECEMBER 31, 2019 AND 2018**

| | 2019 | 2018 |
|---|---:|---:|
| **REVENUES** | $ 4,398,259 | $ 1,780,431 |
| **COST OF GOODS SOLD** | 583 | - |
| **GROSS PROFIT** | 4,397,676 | 1,780,431 |
| **OPERATING EXPENSES** | | |
| Advertising and marketing | 38,077 | 81,419 |
| Amortization expense | 7,752 | 2,537 |
| Bank fees and charges | 3612 | 10,367 |
| Credit reporting fees | 3,469 | 11,723 |
| Development costs | - | 929,535 |
| General and administrative expenses | 102,703 | 19,481 |
| Hosting costs | 42,622 | 28,315 |
| Insurance Expense | 24,051 | 7,298 |
| Legal and professional expenses | 454,130 | 176,213 |
| Rent expense | 125,267 | 144,496 |
| Miscellaneous Expenses | - | 4,165 |
| Processing Services | - | 7,500 |
| Salaries and wages | 1,387,935 | 345,578 |
| Subcontractors | 401,199 | 852,934 |
| Travel | 35,837 | 48,221 |
| **TOTAL OPERATING EXPENSES** | 2,626,654 | 2,669,782 |
| **NET OPERATING INCOME/(LOSS)** | 1,771,022 | (889,351) |
| **OTHER INCOME/(EXPENSES)** | | |
| Interest expense | (58) | (69,940) |
| Loss of disposal of subsidiary | (96) | - |
| Other income | 502 | - |
| **TOTAL OTHER INCOME/(EXPENSES)** | 348 | (69,940) |
| **NET INCOME (LOSS) BEFORE INCOME TAXES** | $ 1,771,370 | $ (959,291) |
| **INCOME TAX EXPENSE** | (1,631) | (992) |
| **NET INCOME/(LOSS)** | 1,769,739 | (960,283) |
| **OTHER COMPREHENSIVE LOSS** | | |
| Loss on cryptocurrency | (625,085) | (306,649) |
| **TOTAL COMPREHENSIVE INCOME/(LOSS)** | 1,144,654 | (1,266,932) |

See independent accountant's review report and accompanying notes to financial statements.

**RENTBERRY, INC.**
**CONSOLIDATED STATEMENTS OF RETAINED EARNINGS**
**DECEMBER 31, 2019 AND 2018**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **BEGINNING BALANCE, JANUARY 1, 2018** | 9,000,000 | 9,000 | | $ (2,168,109) | $ (2,159,109) |
| Other comprehesive gain/(loss) | | | | (306,649) | $ (306,649) |
| Net income | | | | (960,283) | $ (960,283) |
| **ENDING BALANCE, DECEMBER 31, 2018** | 9,000,000 | $ 9,000 | $ - | $ (3,435,041) | $ (3,426,041) |
| Conversion of convertible notes | 9,287,337 | 9,287 | 5,944,452 | - | $ 5,953,739 |
| Other comprehesive gain/(loss) | - | - | - | (625,085) | $ (625,085) |
| Net income | - | - | - | 1,769,739 | $ 1,769,739 |
| **ENDING BALANCE, DECEMBER 31, 2019** | **18,287,337** | **$ 18,287** | **$ 5,944,452** | **$ (2,290,387)** | **$ 3,672,352** |

**RENTBERRY, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2019 AND 2018**

|  | 2019 | 2018 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ 1,144,654 | $ (1,266,932) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization expense | 7,752 | 2,537 |
| (Increase) decrease in assets: | | |
| Accounts receivable | (890,280) | - |
| Prepaid expenses and other current assets | (42,668) | 32,835 |
| Deferred expenses | 625,085 | (625,085) |
| Deposits | - | (26,666) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | 412,000 | - |
| Deferred revenue | (3,438,974) | 3,438,974 |
| Accrued expenses | - | 270,240 |
| **CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | (2,182,431) | 1,825,903 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for intangible assets | (45,073) | (78,652) |
| Investment in subsidiary | 2,642 | (2,642) |
| **CASH USED FOR FINANCING ACTIVITIES** | (42,431) | (81,294) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Repayment of convertible notes payable | - | (384,865) |
| Issuance of common stock and paid in capital | 5,953,739 | - |
| Conversion of convertible notes payable | (3,835,240) | - |
| **CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES** | 2,118,499 | (384,865) |
| **NET INCREASE (DECREASE) IN CASH** | (106,363) | 1,359,744 |
| **CASH AT BEGINNING OF YEAR** | 3,113,000 | 1,753,256 |
| **CASH AT END OF YEAR** | $ 3,006,637 | $ 3,113,000 |

See independent accountant's review report and accompanying notes to financial statements.

1.    **Summary of Significant Accounting Policies**

***The Company***
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Rentberry, Inc. was incorporated in the State of Deleware on August 28, 2015.

Rentberry, Ltd. is a private limited company incorporated in Gibraltar on November 24, 2017, owned wholly by Rentberry, Inc. Rentberry, Ltd. was formed strictly for the initial coin offering that took place in 2017. Rentberry, Ltd. was dissolved during 2019.

The Company is a home rental platform offering decentralized, global, long term rental solutions for tenants and landlords. The platform uses offers a transparent application process, a croud sourced security deposit network, instant rent payments, e-signing of rental agreements and credit reports.

***Fiscal Year***
The Company operates on a December 31st year-end.

***Principles of Consolidation and Basis of Accounting***
The consolidated financial statements include the accounts of Rentberry, Inc. and Rentberry, Ltd. (collectively, the "Company). Rentberry, Ltd. is fully owned by Rentberry, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

***Initial Coin Offering***
Initial Coin Offerings or 'ICOs' have become a prevalent means for developers to sell blockchain tokens or coins to investors. When an ICO is undertaken, the issuer receives consideration in the form of cash or another cryptocurrency asset, in the event, a BERRY. In exchange, the Company issued a digital token to the parties that provided contributions for the development of the digital token.

During 2018, the Company conducted an Initial Coin Offering for the purpose of raising operating funds. The ICO was managed on the cryptonomos site. The BERRY could be used for purchases made on the Rentberry platform.

The sale of the BERRY's generated $5,126,040 of sales, allocated between fiscal years 2019 and 2018. The revenue was recorded in accordance with the Company's revenue recognition policy. Loss on the issuance of the BERRY ($931,734) was recorded in other comprehensive income and matched the allocation of the revenue. The Company does not plan to do another ICO.

***Use of Estimates***
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1.     <u>Summary of Significant Accounting Policies (continued)</u>

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company believed all amounts in accounts receivable are collectable.

*Intangible Assets*
The Company has recorded intangible assets at cost. The intangible assets consist of domain names. Domain names are amortized over fifteen years.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018 and prior. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.    **Summary of Significant Accounting Policies (continued)**

*Income Taxes (continued)*
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

*Concentrations of Credit Risk*
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1              - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2              - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3              - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Revenue Recognition*
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon booking of a property. Unearned revenue related to prepaid bookings are recorded as deferred revenues. The Company has recorded $4,398,259 and $1,780,431 of revenue for the years ending December 31, 2019 and 2018, respectively.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

1.    **Summary of Significant Accounting Policies (continued)**

*New Accounting Pronouncements*
There are no recent accounting pronouncement that are expected to have a material impact on its financial position.

2.    **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.    **Convertible Notes**

The Company has issued several promissory notes, all of which were successfully converted on December 31, 2018. In 2015, nine promissory notes were issued for a total of $620,000, with 4% APRs that matured and successfully converted on December 31, 2018. In 2016, nine promissory notes were issued for a total of $270,000, with 4% APRs that matured and successfully converted on December 31, 2018. In 2017, thirty five promissory notes were issued for a total of $2,475,000, with 4% APRs that matured and successfully converted on December 31, 2018. As of December 31, 2019, the Company has no promissory notes outstanding.

4.    **Issuance of Cryptocurrency**

Between December 5, 2017 and February 28, 2018, Rentberry, Ltd. held their initial coin offering, selling approximately $7,000,000 worth of their platform's utility cryptocurrency token, called the BERRY. This netted the Company $5,126,040 of additional revenue. The revenue was allocated between fiscal years 2019 ($3,438,974) and 2018 ($1,687,066) in accordance with their revenue recognition policy. The Company realized a loss of $625,085 and $306,649 in the valuation of the cryptocurrency for the years ending December 31, 2019 and 2018, respectively.

5.    **Investment in Subsidiary**

For the purposes of issuing the ICO, the Company created Rentberry, Ltd. During 2019, this Company was dissolved and the investment in the subsidiary was written off, resulting in a loss of $96.

6.    **Equity**

*Common Stock*
As of December 31, 2019, the Company has authorized 20,000,000 shares of common stock, with a par value of $0.001 per share. Of those, 18,287,337 shares have been issued and are outstanding.

As of December 31, 2018, the Company has authorized 10,000,000 shares of common stock, with a par value of $0.001 per share. Of those, 9,000,000 were issued and outstanding.

6.    **Subsequent Events**

The Company has evaluated subsequent events through April 27, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.